UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Wilhelmina International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

968235 101

(CUSIP Number)

Dieter Esch, 1090 Primrose Place, Park City, UT 84098, (435) 615-1227

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 March 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP No. 968235 101	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON LOREX INVESTMENTS AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,882,553
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,882,553
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,882,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

  Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Dieter Esch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,882,553
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,882,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,882,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON* I
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Peter Marty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,882,553
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,882,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,882,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON* I

Page 5 of 6 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed jointly by the undersigned, Dieter Esch, an individual, Lorex Investments AG, a corporation organized under the laws of Switzerland, and Peter Marty, an individual (the “Reporting Persons”), relating to shares of the Common Stock (“Common Stock”) of Wilhelmina International, Inc., a Delaware corporation (“Issuer”). This Amendment amends the Schedule 13D, as previously amended by Amendment No. 1, as specifically set forth below.

Item 4.	Purpose of Transaction.

The last paragraph of Item 4 is amended and restated to read as follows:

The Reporting Persons now intend to effect changes in the present Board of Directors of the Issuer, in particular, to restore the number of comprising the whole Board to seven (7) (as it was before the Board action on January 30, 2010) and to nominate two independent directors to fill the vacancies caused by expansion of the Board from its current complement of five (5) directors. The Reporting Persons have coordinated efforts in this regard with Krassner Family Investments Limited Partnership, a Nevada limited partnership, Krassner Investments, Inc., a Nevada corporation, and Brad Krassner, an individual (together, the “Krassner Interests”), by submitting jointly with the Krassner Interests a proposal for stockholder action at the next annual meeting of stockholders to restore the Issuer’s Board of Directors to seven (7) members so that directors independent of the Reporting Persons, the Krassner Interests and Newcastle Partners, LP, may be elected by the stockholders, and by proposing jointly with the Krassner Interests two nominees for Director. Notwithstanding such coordination, the Reporting Persons have no agreement, arrangement or understanding with the Krassner Interests regarding the acquisition, holding, voting or disposition of the Issuer’s securities.  Mr. Esch and Mr. Krassner have been elected to the Board of Directors of the Issuer, as described in the Issuer’s Form 8-K filed March 4, 2010, and may individually or jointly consider or propose other transactions or proposals that are believed to be beneficial to the Issuer in their capacities as directors.  Mr. Esch and Mr. Krassner may also take actions in their capacities as Control Sellers (as defined in the Acquisition Agreement described in the Reporting Persons’ original Schedule 13D filed March 5, 2009).

To the extent that the Reporting Persons and the Krassner Interests may be deemed to comprise a ‘group’ for purposes of Schedule 13D filing requirements, they are filing separate amendments to their respective Schedules 13D pursuant to SEC Regulations Section 240.13d-1(k)(2). The Krassner Interests own beneficially 30,599,757 shares of Common Stock, representing approximately 23.6% of the issued and outstanding Common Stock of Issuer.

None of the Reporting Persons has any current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (c) any material change in the Issuer’s business or corporate structure; (d) except as described above, changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person; (e) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (f) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (g) any similar action to those enumerated above.

 Page 6 of 6 Pages

Item 5.	Interest in Securities of the Company.

Item 5 is amended and restated to read as follows:

(a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 129,440,752 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 10-Q filed on November 17, 2009.

As of the filing date of this Statement, Lorex beneficially owned 30,882,553 shares of Common Stock, representing approximately 23.9% of the issued and outstanding Common Stock of the Issuer.

Dieter Esch, as sole shareholder of Lorex, may also be deemed to beneficially own the 30,882,553 shares of Common Stock beneficially owned by Lorex.

Peter Marty, as the sole officer and director of Lorex, may also be deemed to beneficially own the 30,882,553 shares of Common Stock beneficially owned by Lorex.

The Reporting Persons and Krassner Interests together own beneficially 61,422,128 shares of Common Stock, representing approximately 47.5% of the issued and outstanding Common Stock of the Issuer.

(b) Mr. Esch and Mr. Marty share power to vote and dispose of the shares of Common Stock reported as beneficially owned by Lorex in this Statement.

(c) There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2009

/s/ Dieter Esch
Dieter Esch

Lorex Investments AG

By:	/s/ Peter Marty
Name:	Peter Marty
Title:	Director

/s/ Peter Marty
Peter Marty